EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three months ended June 30, 2011 and 2010
(in Canadian Dollars)

Notice to Readers

Under National Instrument 51-102, Part 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company for the period ending June 30, 2011 have been prepared in accordance with International Accounting Standard 34 for Interim Financial Reporting under International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management and have been approved by the Board of Directors. The Company’s independent auditors have not performed an audit or review of these condensed consolidated interim financial statements.

LEVON RESOURCES LTD.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	Note	June 30, 2011	March 31, 2011	April 1, 2010
			(Note 16)	(Note 16)
ASSETS
Current assets
Cash and cash equivalents		$66,416,717	$19,850,757	$2,020,948
Amounts receivable		1,083,057	549,748	5,289
Prepaid expenses		50,436	46,736	22,823
Investments	5	13,274	23,326	23,880
		67,563,484	20,470,567	2,072,940
Non-current assets
Due from related party	11	5,564	6,068	48,511
Reclamation deposit	6	32,629	32,629	32,629
Mineral Properties	7	124,719,961	124,719,961	105,380
Property, Plant & Equipment	8	24,759	26,710	4,524
Total assets		$192,346,397	$145,255,935	$2,263,984

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$450,946	$633,580	$69,802
Due to related parties	11	198,637	228,015	138,912
Total current liabilities		649,583	861,595	208,714

EQUITY
Share Capital	9	227,731,575	169,689,837	26,187,285
Reserves		17,871,738	24,720,955	1,259,150
Accumulated Other Comprehensive Loss		(16,200)	(6,147)	(5,593)
Deficit		(53,890,299)	(50,010,305)	(25,385,572)
Total Equity		191,696,814	144,394,340	2,055,270
Total Liabilities and Equity		$192,346,397	$145,255,935	$2,263,984

Commitments (Note 13)
Subsequent Events (Note 17)

 Approved by the Board of Directors:

“Gary Robertson”	Director	“Ron Tremblay”	Director
Gary Robertson		Ron Tremblay

The accompanying notes are an integral part of the condensed consolidated interim financial statements

LEVON RESOURCES LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three months ended
	Note	June 30, 2011	June 30, 2010
			(Note 16)

Operating and Administrative Expenses
Consulting and management fees		$862,676	$72,500
Depreciation		1,951	1,124
Exploration expenditure	7	2,587,251	1,087,962
General exploration		172	11,269
Listing and filing fees		44,060	4,225
Office, occupancy and miscellaneous		46,325	30,067
Professional fees		59,248	28,744
Salaries and benefits		66,732	20,556
Shareholder relations and promotion		42,800	19,498
Share-based compensation		116,520	90,945
Travel		81,859	27,120
		3,909,594	1,394,010

Loss before other items		(3,909,594)	(1,394,010)

Other Income (Expenses)
Interest income		45,520	122
Foreign exchange gain (loss)		(15,920)	2,975
NET LOSS		(3,879,994)	(1,390,913)

Other Comprehensive Loss
Unrealized loss on investments in related companies		(10,053)	(11,668)
TOTAL COMPREHENSIVE LOSS		$(3,890,046)	$(1,402,581)

Loss per Share - Basic and Diluted		$(0.02)	$(0.02)

Weighted Average Number of Shares Outstanding		179,080,672	66,753,507

The accompanying notes are an integral part of the condensed consolidated interim financial statements

LEVON RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)
(Unaudited)

				Equity Reserves
	Note	Shares	Share Capital	Equity settled share-based payment reserve	Reserve for warrants	Total	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
Balance, April 1, 2010		66,547,516	$26,187,285	$366,021	$893,129	$1,259,150	$(5,593)	$(25,385,572)	$2,055,270
Common shares issued for cash:
Exercise of warrants		380,050	141,678	-	-	-	-	-	141,678
Fair value of warrants exercised		-	36,055	-	(36,055)	(36,055)	-	-	-
Fair value of options/warrants expired/forfeit/cancelled		-	-	(14,073)	-	(14,073)	-	14,073	-
Share-based compensation		-	-	90,945	-	90,945	-	-	90,945
Net loss for the period		-	-	-	-	-	-	(1,390,913)	(1,390,913)
Unrealized loss on available for sale securities		-	-	-	-	-	(11,668)	-	(11,668)
Balance, June 30, 2010		66,927,566	$26,365,018	$442,893	$857,074	$1,299,967	$(17,261)	$(26,762,412)	$885,312

Balance, March 31, 2011		163,898,989	$169,689,837	$15,789,582	$8,931,372	$24,720,954	$(6,147)	$(50,010,305)	$144,394,340
Common shares issued for cash:
Brokered financing	9	20,600,000	40,170,000	-	-	-	-	-	40,170,000
Share issuance costs		-	(2,353,848)	-	-		-	-	(2,353,848)
Exercise of warrants		12,770,243	13,074,850	-	-	-	-	-	13,074,850
Exercise of options		520,000	185,000	-	-	-	-	-	185,000
Non-cash share issuance costs			(950,766)	-	950,766	950,766			-
Shares issued on acquisition		4,991	-	-	-	-	-	-	-
Fair value of warrants and options exercised		-	7,916,502	(115,290)	(7,801,212)	(7,916,502)	-	-	-
Share-based compensation		-	-	116,520	-	116,520	-	-	116,520
Net loss for the period		-	-	-	-	-	-	(3,879,994)	(3,879,994)
Unrealized loss on available for sale securities		-	-	-	-	-	(10,053)	-	(10,053)
Balance, June 30, 2011		197,794,223	$227,731,575	$15,790,812	$2,080,926	$17,871,738	$(16,200)	$(53,890,299)	$191,696,814

The accompanying notes are an integral part of the condensed consolidated interim financial statements

LEVON RESOURCES LTD.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Note	June 30, 2011	June 30, 2010

			(Note 16)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(3,879,993)	$(1,390,913)
Adjustments for non-cash items:
Depreciation		1,951	1,124
Share-based compensation		116,520	90,945

		(3,761,522)	(1,298,844)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(537,010)	(9,161)
Accounts payable and accrued liabilities		(182,634)	29,906
Due from (to) related parties		(28,874)	(23,469)
			(213,606)
		(4,510,040)	(1,301,568)

INVESTING ACTIVITIES
Purchase of equipment		-	(22,656)

		-	(22,656)

FINANCING ACTIVITIES
Issue of capital stock for cash, net of issuance costs		51,076,000	141,678

Net increase (decrease) in cash		46,565,960	(1,182,546)
Cash and cash equivalents, beginning of the period		19,850,757	2.020,948
Effect of exchange rate fluctuations on cash held		-	-

Cash and cash equivalents, end of the period		$66,416,717	$838,402

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid during the period for:
Interest expense		$-	$-
Income taxes		-	-
Expenditures on mineral properties included in advances payable to related parties		$-	$-
Expenditures on mineral properties included in accounts payable		-	-

The accompanying notes are an integral part of the condensed consolidated interim financial statements

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS

LevonResources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965.  The Company is an exploration stage public company whose principal business activities are the exploration and development of natural mineral properties. There have been no significant revenues generated from these activities to date.

Thebusiness of mining and exploring involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

AtJune 30, 2011, the Company had working capital of $66,913,901 (March 31, 2011 - $19,608,972) and an accumulated deficit of $53,890,299 (March 31, 2011 - $50,010,305). Management of the Company believes that it has sufficient funds to meet its liabilities for the ensuing year as they fall due, and to fund cash payments for administration, ongoing commitments and current planned exploration programs.

2.	BASIS OF PRESENTATION

i)	Statement of compliance and conversion to International Financial Reporting Standards

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first IFRS condensed consolidated interim financial statements for part of the period covered by the Company’s first IFRS condensed consolidated annual financial statements for the year ending March 31, 2012.  Previously, the Company prepared its annual and interim consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Canadian GAAP differs in some areas from IFRS. In preparing these financial statements, management has amended certain accounting and measurement methods previously applied in the Canadian GAAP financial statements to comply with IFRS. Note 16 contains reconciliations and descriptions of the effects of the transition from Canadian GAAP to IFRS on equity, operations and comprehensive loss, along with reconciliations of the consolidated statements of financial position as at April 1, 2010, June 30, 2010 and March 31, 2011 and the consolidated statements of operations and comprehensive loss and cash flows for the three months ended June 30, 2010 and for the year ended March 31, 2011.

As these are the Company’s first set of condensed consolidated interim financial statements in accordance with IFRS, the Company’s disclosures exceed the minimum requirements under IAS 34.  The Company has elected to exceed the minimum requirements in order to present the Company’s accounting policies in accordance with IFRS and some additional disclosures required under IFRS, which also highlight the changes from the Company’s fiscal 2011 annual consolidated financial statements prepared in accordance with Canadian GAAP.  In fiscal 2012 and beyond, the Company may not provide the same amount of disclosure in the Company’s condensed consolidated interim financial statements under IFRS as the reader will be able to rely on the annual consolidated financial statements, which will be prepared in accordance with IFRS.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

2.	BASIS OF PRESENTATION (continued)

i)	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian Dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.  In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are expected to be effective or available for early adoption on March 31, 2012, the Company’s first IFRS  annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the condensed consolidated annual financial statements for the year ending March 31, 2012 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending March 31, 2012.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies used to prepare the Company’s most recent annual consolidated financial statements in accordance with Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements.  They have also been applied in preparing an opening IFRS consolidated statement of financial position at April 1, 2010 for the purpose of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”).  The impact of the transition from Canadian GAAP to IFRS is explained in Note 16.

iii)	Foreign Currencies

a)	Presentation and functional currency

The presentation and functional currency of the Company and its subsidiaries is the Canadian dollar.

b)	Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Gains and losses arising from this translation are included in the determination of net loss for the period.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

2.	BASIS OF PRESENTATION (continued)

iv)	Significant Accounting Judgements and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;
•	the carrying value and recoverable amount of mineral properties assets;
•
the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the condensed consolidated interim statements of operations and comprehensive loss;

•	the recoverability and measurement of deferred tax assets and liabilities;
•	the provisions for estimated site restoration obligations;
•	the inputs used in calculating share-based compensation expense in the condensed consolidated interim statements of operations and comprehensive loss; and
•	the allocation of proceeds for units between capital stock and warrants

3.	SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of Consolidation

The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Inter-company balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

ii)	Financial Instruments

Financial assets and financial liabilities are recognized on the statement of financial position when the Company becomes a party to the contractual provisions of the financial instrument. The Company does not have any derivative financial instruments.

Financial assets
The Company classifies its financial assets into one of the following categories, at initial recognition depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statement of operations.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive income.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of operations.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

iii)	Financial Instruments (continued)

Financial liabilities
The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss: This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive income.

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

iv)	Cash and cash equivalents

Cash in the statement of financial position comprise cash, bank deposits, cashable Guaranteed Investments Certificates (‘GIC”) and short-term investments that are readily converted to known amounts of cash with original maturities of three months or less.

v)	Mineral properties assets

Acquisition costs for mineral properties, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for mineral properties pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations.

A mineral property acquired under an option agreement where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Capitalized acquisition costs are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount.

The recoverability of the carrying amount of mineral properties is dependent on successful development and commercial exploitation, or alternatively, the sale of the respective areas of interest.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

vi)	Property, plant and equipment

Property, plant and equipment (“PPE”) is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Plant, property and equipment are depreciated annually on a declining-balance basis at the following rates:

Computer equipment	-	30%
Furniture and equipment	-	20%
Vehicles	-	30%

Depreciation commences when an item of PPE becomes available for use.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

vii)	Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

viii)	Share capital

Common shares
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Equity Units
Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price of common shares.

ix)	Share-based payment transactions

The share option plan allows Company directors, employees and consultants to acquire shares of the Company.  The fair value of options granted is recognized as a share-based compensation expense with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the option’s grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of each tranche of options granted which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based compensation expense is credited to the Equity settled share- based payment reserve. If the options are later exercised, their fair value is transferred from the reserve to Share Capital. If the options expire unexercised, or are forfeit or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to Retained Earnings/(Accumulated Deficit).

x)	Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events; it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation; and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Decommissioning liability
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.  Subsequent to initial measurement, the obligation is adjusted at the end of each reporting period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The increase in the provision due to the passage of time is recognized as a finance cost and increases/decreases due to changes in the estimated future cash flows to decommission the asset are capitalized. Actual costs incurred upon settlement of the site restoration obligations are charged against the provision to the extent the provision was established. At present, the Company has determined that it has no material decommissioning liabilities to record in these financial statements.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

xi)	Loss per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period.  Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

xii)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.  The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affect neither accounting or taxable profit; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.  To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

xiii)	New accounting standards and interpretations not yet adopted

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (“IASB”) or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

The Company has not early adopted these standards, amendments and interpretations. However the Company is currently assessing what impact the application of these standards or amendments will have on the condensed consolidated financial statements of the Company.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

xiii)	New accounting standards and interpretations not yet adopted (continued)

New accounting standards effective February 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures
In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated interim financial statements.

IAS 12 Income taxes
In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated interim financial statements.

New accounting standards effective January 1, 2013

IFRS 9 Financial Instruments
IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company:

IFRS 10 Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES(continued)

xiii)	New accounting standards and interpretations not yet adopted

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards

In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed consolidated interim financial statements or whether to early adopt any of the new requirements.

4.	ACQUISITION

On March 25, 2011, the Company acquired all the shares of VHV pursuant to a court-approved plan of arrangement (the “Arrangement”) providing the Company with 100% ownership in the Cordero Property.

Under the terms of the Arrangement, each former VHV shareholder received 1.0 share of the Company and 0.125 of a share of a new exploration company, Bearing Resources Ltd. ("Bearing"), for each VHV share held. In accordance with their terms, outstanding warrants of VHV were automatically adjusted so that upon exercise, subsequent to completion of the transaction, for each VHV share that would previously have been issued, the warrant holder will receive one common share of the Company, instead of receiving 0.125 of a Bearing share, the exercise price of the warrant will be reduced by the fair value of 0.125 of a Bearing share.

As consideration for the acquisition, a total of 73,322,636 common shares were issued to VHV shareholders at a fair value of $130,514,292 based on the market price of the Company’s common shares on March 25, 2011, and 6,259,550 warrants were issued to replace the old warrants of VHV on a one-to-one basis at a fair value of $6,599,565 based on the Black-Scholes option pricing model.  This transaction has been accounted for as an acquisition of assets. The excess of the consideration given over the fair value of the assets and liabilities acquired has been allocated to mineral properties.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

4.	ACQUISITION (continued)

The allocation of the consideration given and net assets acquired of this transaction is summarized as follows:

Fair value of common shares issued	$130,514,292
Fair value of replacement warrants	6,599,565
Transaction costs	1,967,388
Settlement of pre-existing relationship	(6,945,792)

Total consideration	$132,135,453

Cash	$7,146,156
Amounts receivable	407,272
Prepaid expenses	12,800
Mineral properties	124,614,581
Accounts payable and accrued liabilities	(45,356)

Net assets acquired	$132,135,453

5.	INVESTMENTS

At June 30, 2011 the Company held investments as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(23,380)	$4,538
Avino Silver & Gold Mines Ltd.	4,200	1,554	7,181	8,735
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(16,199)	$13,274

At March 31, 2011, the Company held investments as follows:

	Number of Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value

Mill Bay Ventures Inc.	348,978	$27,918	$(18,495)	$9,423
Avino Silver & Gold Mines Ltd.	4,200	1,554	12,348	13,902
Omega Equities Corp. (at nominal value)	57,000	1	-	1
		$29,473	$(6,147)	$23,326

Avino Silver & Gold Mines Ltd. and Mill Bay Ventures Inc. have common directors with the Company.

During the three months ended June 30, 2011, the Company recognized an unrealized loss of $10,053 (June 30, 2010 – loss of $11,668), which is included in other comprehensive income.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

6.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits as required by government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000.  Maturity dates range from November 9, 2011 to September 18, 2012 with interest rates ranging from 0.40% to 0.75%.

7.	MINERAL PROPERTIES

The Company has accumulated the following acquisition expenditures:

Cordero Sanson

Balance, April 1, 2010	105,380
Costs incurred during the year	124,614,581
Balance, March 31, 2011	124,719,961
Costs incurred during the period	-
Balance, June 30, 2011	124,719,961

The Company incurred the following exploration expenditures, which were recognized in the statement of operations for the three months ended June 30, 2011:

Cordero Sanson
(Note 7(c))

Assays	630,698
Assessment, permits and filing fees	4,811
Drilling and exploration	1,539,627
General supplies and services	144,289
Geological and management services	267,826
2,587,251

The Company incurred the following exploration expenditures, which were recognized in the statement of operations for the three months ended June 30, 2010:

	Congress	Cordero Sanson	Total
	(Note 7(a))	(Note 7(c))

Assessment, permits and filing fees	325	-	325
Drilling and exploration	-	1,050,000	1,050,000
Geological and management services	-	37,637	37,637
Balance, June 30, 2010	$325	$1,087,637	$1,087,962

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (continued)

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement. During the year ended March 31, 2011, the Company wrote down the value of the property to a nominal value of $1. The Company is keeping all claims in good standing; however, no exploration is currently planned for this property.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014. During the year ended March 31, 2011, the Company wrote down the value of the property to a nominal value of $1. The Company is keeping all claims in good standing; however, no exploration is currently planned for this property.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

In February 2009, the Company signed a Letter of Intent with VHV, whereby the Company will earn a 51% interest from VHV by making a cash payment of US$10,000 (Cdn$12,513) (paid) and by spending $1,250,000 (incurred) by the end of February 2013 with a first year commitment of $250,000 to explore and develop the Cordero property. Within the joint venture, VHV will be the operator until the Company vests its interests. During the vesting period, the Company will provide technical input and geologic services to complete the data synthesis, integration, targeting and drill testing. As of March 31, 2011, the Company had completed the required $1,250,000 exploration expenditures towards its earn-in commitment, with the following additional option payments to be completed:

(a)	US$57,500 on or before March 21, 2010 (paid);
(b)	US$10,000 on or before May 21, 2010 (paid);
(c)	US$5,000 on or before July 21, 2010 (paid);
(d)	US$5,000 on or before August 21, 2010 (paid);
(e)	US$5,000 on or before October 21, 2010 (paid);
(f)	US$150,000 on or before February 21, 2011 (paid);
(g)	US$300,000 on or before February 21, 2012; and
(h)	US$1,050,000 on or before February 21, 2013.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV (Note 4).

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (continued)

(d)	Other claims include the Eagle ($1), Ruf and Norma Sass ($2), and Wayside ($9,089) as described below:

(i)	Eagle claims

The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% net smelter return royalty.  The Company has no current plan to further explore or incur additional expenditures on this property beyond the minimum requirement to maintain the claims in good standing.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada (the “Property”), in consideration of cash payments of $350,292 (paid) and 300,000 common shares (issued) of the Company.

A third party holds a 3% net smelter returns royalty on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on mineral properties comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks.  While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

7.	MINERAL PROPERTIES (continued)

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation.  The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

8.	PROPERTY, PLANT AND EQUIPMENT

	Computer equipment		Furniture and equipment		Vehicles		TOTAL
	$		$		$		$
COST
Balance at April 1, 2010		2,256		8,443		-		10,699
Additions		4,735		-		22,656		27,391
Balance at March 31, 2011		6,991		8,443		22,656		38,090
Additions/Disposals		-		-		-		-
Balance at June 30, 2011		6,991		8,443		22,656		38,090

ACCUMULATED DEPRECIATION
Balance at April 1, 2010		338		5,837		-		6,175
Depreciation		1,285		520		3,400		5,205
Balance at March 31, 2011		1,623		6,357		3,400		11,380
Depreciation		403		105		1,443		1,951
Balance at June 30, 2011		2,026		6,462		4,843		13,331

CARRYING AMOUNTS
At April 1, 2010		1,918		2,606		-		4,524
At March 31, 2011		5,368		2,086		19,256		26,710
At June 30, 2011		4,965		1,981		17,813		24,759

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value

(b)	Issued

During the three months ended June 30, 2011:

On May 19, 2011, the Company completed a short-form prospectus financing issuing 20,600,000 common shares at a price of $1.95 per common share for gross proceeds of $40,170,000. The underwriters received a cash commission of 5.0% of the gross proceeds raised through the financing and common share purchase warrants equal to 5.0% of the number of common shares issued under the financing. Total share issue costs of $3,304,614 were incurred for the private placement, including cash commission of $2,008,500 and 1,030,000 broker warrants, exercisable at a price of $1.95 until November 19, 2012, valued at $950,766. The fair value of the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.59%, dividend yield of nil, volatility of 83.82% and an expected life of 18 months. The fair value of the broker warrants is recognized as share issuance costs.

An amount of 12,770,243 warrants were exercised for gross proceeds of $13,074,850. The Company reallocated the fair value of these warrants previously recorded in the amount of $7,801,212 from reserves to capital stock.

An amount of 520,000 stock options were exercised for gross proceeds of $185,000. The Company reallocated the fair value of these options previously recorded in the amount of $115,290 from reserves to capital stock.

During the year ended March 31, 2011:

On August 31, 2010, the Company completed a brokered private placement of 13,334,000 units at a price of $0.75 per unit for gross proceeds of $10,000,500 and a non-brokered private placement of 1,471,353 units at a price of $0.75 per unit for gross proceeds of $1,103,515. Each unit consists of one common share and one-half of one common share purchase warrant. One whole warrant is exercisable into one additional common share at a price of $1.20 until February 29, 2012. The proceeds of the private placement have been allocated using the relative fair value method resulting in $9,065,037 recorded as capital stock and $2,038,978 as reserves. The fair value of the warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 106.80% and an expected life of 18 months. Total share issue costs of $1,052,149 were incurred for the private placement, including cash commission of $525,026 and 1,066,720 broker warrants, exercisable at a price of $1.00 until August 31, 2011, valued at $414,736. The fair value of the broker warrants were valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 1.23%, dividend yield of nil, volatility of 96.65% and an expected life of one year. The fair value of the broker warrants is recognized as share issuance costs.

An amount of 8,958,484 warrants were exercised for gross proceeds of $3,723,824. The Company reallocated the fair value of these warrants previously recorded in the amount of $1,011,740 from reserves to capital stock.

An amount of 265,000 stock options were exercised for gross proceeds of $138,750. The Company reallocated the fair value of these options previously recorded in the amount of $93,778 from reserves to capital stock.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (continued)

(c)	Share Purchase Warrants

A summary of the share purchase warrants issued exercised and expired during the three months ended June 30, 2011 and the year ended March 31, 2011 is as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2010	8,698,484	$0.35
Issued	8,469,393	$1.17
Issued on acquisition of VHV	6,259,550	$0.78
Exercised	(8,958,484)	$0.42
Expired	(55,000)	$0.35
Balance, March 31, 2011	14,413,943	$1.01
Issued	1,030,000	$1.95
Exercised	(12,770,243)	$1.02
Expired	(88,500)	$1.14
Balance, June 30, 2011	2,585,200	$1.31

Details of share purchase warrants outstanding as of June 30, 2011 and March 31, 2011 are:

	Exercise Price	Warrants Outstanding and Exercisable
Expiry Date	per Share	June 30, 2011	March 31, 2011

June 21, 2011	$0.51	-	90,000
June 21, 2011	$0.60	-	2,244,750
August 31, 2011	$1.00	766,720	766,720
February 29, 2012	$1.20	-	7,387,673
April 8, 2012	$0.79	788,480	844,800
April 8, 2012	$0.92	-	3,080,000
November 19, 2012	$1.95	1,030,000	-
		2,585,200	14,413,943

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (continued)

(d)	Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis.  The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year.  The stock options are fully vested on the date of grant, except those issued to persons providing investor relation services, which vest over a period of one year.  The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the three months ended June 30, 2011 and the year ended March 31, 2011, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2010	1,900,000	$0.38
Granted	13,465,000	$1.40
Exercised	(265,000)	$0.52
Expired/cancelled/forfeit	(225,000)	$0.49
Stock options outstanding, March 31, 2011	14,875,000	$1.30
Exercised	(520,000)	$0.36
Expired/cancelled/forfeit	(100,000)	$1.65
Stock options outstanding, June 30, 2011	14,255,000	$1.33

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (continued)

A summary of stock options outstanding and exercisable as at June 30, 2011 and March 31, 2011 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	June 30, 2011	March 31, 2011	June 30, 2011	March 31, 2011
April 25, 2011	$0.21	-	350,000	-	350,000
October 2, 2011	$0.10	150,000	150,000	150,000	150,000
November 15, 2011	$1.35	50,000	50,000	31,250	18,750
November 15, 2011	$1.50	50,000	50,000	31,250	18,750
November 15, 2011	$2.00	50,000	50,000	31,250	18,750
March 15, 2012	$0.70	215,000	235,000	215,000	235,000
May 1, 2012	$0.85	100,000	100,000	100,000	91,667
May 1, 2012	$1.25	100,000	100,000	100,000	91,667
June 14, 2012	$0.85	100,000	100,000	100,000	79,167
June 14, 2012	$1.25	100,000	100,000	100,000	79,167
September 14, 2012	$0.35	150,000	150,000	150,000	150,000
September 14, 2012	$0.50	50,000	50,000	50,000	50,000
November 15, 2013	$1.25	500,000	500,000	312,500	187,500
April 28, 2014	$0.25	325,000	325,000	325,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	550,000	700,000	550,000	700,000
September 3, 2015	$1.00	3,450,000	3,450,000	3,450,000	3,450,000
March 25, 2016	$1.65	8,115,000	8,215,000	8,115,000	8,215,000

		14,255,000	14,875,000	14,011,250	14,410,418

The options exercisable at April 30, 2011 have a weighted average exercise price of $1.33 (March 31, 2011 - $1.30).

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

10.	SHARE-BASED PAYMENTS

No stock options were granted during the three months ended June 30, 2011. Share based compensation which arose from options granted to consultants during the year ended March 31, 2011, which were unvested at March 31, 2011 and vested during the three months ended June 30, 2011 was recognised in the Statement of Operations and Comprehensive Loss.

During the period ended June 30, 2010, the Company granted 400,000 stock options exercisable at prices of $0.85 and $1.25 for two years to consultants. The Company recorded share-based compensation expense those of the options issued which vested during the period.

The Company recorded total share-based compensation of $116,520 for the three months ended June 30, 2011 (June 30, 2010 - $59,656).

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants, and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	Three months ended June 30, 2011	Year ended March 31, 2011
Weighted average assumptions:
Share price	$2.46	$1.68
Risk-free interest rate	2.35%	2.69%
Expected dividend yield	-	-
Expected option life (years)	2.58	4.97
Expected share price volatility	131.92%	130.32%

11.	RELATED PARTY TRANSACTIONS AND BALANCES

(a)	Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended June 30, 2011 and 2010 are as follows:

	June 30, 2011	June 30, 2010
Salaries and benefits	$886,386	$47,450
Stock‐based compensation	-	-
	$886,386	$47,450

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

11.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Other related party transactions

In the normal course of operations the Company transacts with companies related to its directors or officers. At June 30, 2011 and March 31, 2011 the following amounts are due from related parties:

	June 30, 2011	March 31, 2011

ABC Drilling Services Inc.	$5,564	$5,564
Frobisher Securities	-	504

	$5,564	$6,068

At June 30, 2011 and March 31, 2011 the following amounts are due to related parties:

	June 30, 2011	March 31, 2011

Chevillon Exploration	$86,200	$135,743
Coral Gold Resources Ltd.	57,659	57,901
Oniva International Services	54,592	34,184
Sampson Engineering	186	186

	$198,637	$228,014

12.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets in the following geographic locations:

June 30, 2011	June 30, 2011	March 31, 2011
Canada	62,952	$74,496
United States	3	3
Mexico	124,710,869	124,710,869
	124,773,644	$124,785,368

The majority of losses incurred during these periods are as a result of Canadian head office costs.

13.	COMMITMENTS

The Company has a lease agreement expiring in 2016. The Company’s commitment for future minimum payments in respect of these operating lease contracts are as follows:

	June 30, 2011	March 31, 2011
Not later than 1 year	$14,647	$15,435
Later than one year and no later than 5 years	41,500	43,941
	$58,588	$59,376

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

14.	FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST), reclamation deposits, and accounts payable and accrued liabilities are a reasonable estimate of their fair values due to their short term to maturity.  All cash equivalents comprise of cashable GIC’s with a maturity of one year or less and interest rates that range from 1.03% to 1.20%.

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding HST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	June 30, 2011	March 31, 2011

Cash and cash equivalents held at major financial institutions
Canada	$66,077,881	$19,222,255
Mexico	338,836	628,502

	66,416,717	19,850,757
Reclamation deposits held at major financial institution
Canada	32,629	32,629

Total cash and cash equivalents and reclamation deposits	$66,449,346	$19,883,386

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company has cash and cash equivalents at June 30, 2011 in the amount of $66,416,717 (March 31, 2011 - $19,850,757) in order to meet short-term business requirements. At June 30, 2011, the Company had current liabilities of $649,582 (March 31, 2011- $861,595). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

14.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2011.  Future cash flows from interest income on cash will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its mineral properties and expenditures thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican pesos could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	June 30, 2011		March 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	$4,104,120	$878,004	$698,949	$1,468,309
Amounts receivable	1,603,303	-	1,095,963	-
Accounts payable and accrued liabilities	(355,290)	-	(305,298)	(2,699)
Amounts due to related parties	-	(145,491)	-	(184,273)
Net exposure	5,352,133	732,513	1,489,614	1,281,337
Canadian dollar equivalent	$440,374	$706,362	$121,463	$1,242,384

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2011, a 3% (March 31, 2011 - 3%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $80,000 (March 31, 2011 -$221,000).

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2011, a 5% (March 31, 2011 – 5%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $14,000 (March 31, 2011 -$6,000).

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

14.	FINANCIAL INSTRUMENTS (continued)

(d)	Market Risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2011

	Level 1	Level 2	Level 3
Cash	$66,416,717	-	-
Reclamation deposits	32,629	-	-
Investment securities	13,274	-	-
	$66,462,620	-	-

15.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period ended June 30, 2011. The Company is not subject to external restrictions on its capital.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company’s first condensed consolidated interim financial statements for the period covered by the first annual condensed consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing the condensed consolidated interim financial statements for the three months ended June 30, 2011, the comparative information for the three months ended June 30, 2010, the consolidated statement of financial position as at March 31, 2011 and the preparation of an opening IFRS consolidated statement of financial position on the transition date, April 1, 2010.

In preparing its opening IFRS consolidated statement of financial position and comparative information for the consolidated financial statements as at and for the year ended March 31, 2011, the Company has adjusted amounts previously reported in accordance with Canadian GAAP.

An explanation of how the transition from previous Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS is set out in IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. Under IFRS 1 the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP charged to deficit, unless certain exemptions are applied. The Company has applied the following exemptions to its opening consolidated statement of financial position dated April 1, 2010:

(a) Share-based Payment

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

(b)	Compound financial instruments

The Company has elected under IFRS 1 not to retrospectively separate the liability and equity components of any compound instruments for which the liability component is no longer outstanding at the transition date.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its consolidated statement of financial position as at the transition date, April 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s reported financial position. In order to allow the users of the condensed consolidated interim financial statements to better understand these changes, the Company’s Canadian GAAP consolidated statements of operations and comprehensive loss, financial position and cash flows as at and for the quarter ended June 30, 2010 and the year ended March 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Reconciliation of Consolidated Statements of Financial Position

		April 1, 2010			June 30, 2010			March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current
Cash and cash equivalents		$2,020,948	-	$2,020,948	$838,402	-	$838,402	$19,850,757	-	$19,850,757
Amounts receivable		5,289	-	5,289	7,898	-	7,898	549,748	-	549,748
Prepaid expenses		22,823	-	22,823	29,375	-	29,375	46,736	-	46,736
Investments		23,880	-	23,880	12,212	-	12,212	23,326	-	23,326
		2,072,940	-	2,072,940	887,887	-	887,887	20,470,567	32,629	20,503,196
Non- Current
Due from related party		48,511	-	48,511	63,101	-	63,101	6,068	-	6,068
Reclamation deposit		32,629	-	32,629	32,629	-	32,629	32,629	-	32,629
Mineral Properties	(a)(e)	3,059,841	(2,954,461)	105,380	4,147,803	(4,042,423)	105,380	181,332,777	(56,612,816)	124,719,961
Property, Plant & Equipment		4,524	-	4,524	26,056	-	26,056	26,710	-	26,710
TOTAL ASSETS		$5,218,445	(2,954,461)	$2,263,984	$5,157,476	(4,042,423)	$1,115,053	$201,868,751	(56,612,816)	$145,255,935
LIABILITIES
Current
Accounts payable and accrued liabilities		$69,802	-	$69,802	$99,708	-	$99,708	$633,580	-	$633,580
Due to related parties		138,912	-	138,912	130,033	-	130,033	228,015	-	228,015
		208,714	-	208,714	229,741	-	229,741	861,595	-	861,595
Non-Current
Deferred Income Tax Liability	(a)	-	-	-	-	-	-	47,273,250	(47,273,250)	-
		208,714	-	208,714	229,741	-	229,741	48,134,845	(47,273,250)	861,595
EQUITY
Share Capital	(b)	26,187,285	-	26,187,285	26,365,018	-	26,365,018	169,682,557	7,280	169,689,837
Reserves (Contributed Surplus)	(b)(c)	1,360,276	(101,126)	1,259,150	1,383,877	(83,910)	1,299,967	24,912,993	(192,038)	24,720,955
Accumulated Other Comprehensive Loss		(5,593)	-	(5,593)	(17,261)	-	(17,261)	(6,147)	-	(6,147)
Deficit	(b)(c)(e)	(22,532,237)	(2,853,335)	(25,385,572)	(22,803,899)	(3,958,513)	(26,762,412)	(40,855,497)	(9,154,808)	(50,010,305)
TOTAL EQUITY		5,009,731	(2,954,461)	2,055,270	4,927,735	(4,042,423)	885,312	153,733,906	(9,339,566)	144,394,340
TOTAL EQUITY AND LIABILITIES		$5,218,445	$(2,954,461)	$2,263,984	$5,157,476	(4,042,423)	$1,115,053	$201,868,751	(56,612,816)	$145,255,935

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Reconciliation of Consolidated Statements of Operations and Comprehensive Loss

		For the three months ended June 30, 2010			Year ended March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

Expenses
Consulting and management fees		$72,500	-	$72,500	$620,000	-	$620,000
Depreciation	(d)	-	1,124	1,124	-	5,205	5,205
Exploration expenditure	(e)	-	1,087,962	1,087,962	-	7,623,760	7,623,760
General exploration		11,269	-	11,269	17,701	-	17,701
Listing and filing fees		4,225	-	4,225	67,286	-	67,286
Office, occupancy and miscellaneous	(d)	31,191	(1,124)	30,067	147,332	(5,205)	142,127
Professional fees		28,744	-	28,744	271,320	-	271,320
Salaries and benefits		20,556	-	20,556	106,281	-	106,281
Shareholder relations and promotion		19,498	-	19,498	114,532	-	114,532
Share-based compensation	(b)	59,656	31,289	90,945	15,604,956	(66,264)	15,538,692
Travel		27,120	-	27,120	116,191	-	116,191

Loss before other items and income tax		(274,759)	(1,119,251)	(1,394,010)	(17,065,599)	7,557,496	(24,623,095)

Other Items
Interest income		122	-	122	41,996	-	41,996
Foreign exchange loss		2,975	-	2,975	(61,002)	-	(61,002)
Write-down of mineral properties	(e)	-	-	-	(1,238,655)	1,238,655	-
NET LOSS		(271,662)	(1,119,251)	(1,390,913)	(18,323,260)	(6,318,841)	(24,642,101)
Other Comprehensive Income (Loss)
Unrealized gain (loss) on investments in related companies		(11,668)	-	(11,668)	(554)	-	(554)
TOTAL COMPREHENSIVE LOSS		$(283,330)	(1,119,251)	$(1,402,581)	$(18,323,814)	(6,318,841)	$(24,642,655)

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Reconciliation of Consolidated Statements of Cash Flows

		For the three months ended June 30, 2010			Year ended March 31, 2011
	Note	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS

CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	(b)(f)	$(271,662)	$(1,119,251)	$(1,390,913)	$(18,323,260)	$(6,318,841)	$(24,642,101)
Adjustments for non-cash items:			-			-
Depreciation		1,124	-	1,124	5,205	-	5,205
Share-based compensation	(b)	59,656	31,289	90,945	15,604,956	(66,264)	15,538,692
Write-down of mineral properties	(f)	-	-	-	1,238,655	(1,238,655)	-
Unrealized foreign exchange loss		-	-	-	(166)	-	(166)
		(210,882)	(1,087,962)	(1,298,844)	(1,474,610)	(7,623,760)	(9,098,370)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(9,161)	-	(9,161)	(148,300)	-	(148,300)
Accounts payable and accrued liabilities	(e)	29,906	-	29,906	518,607	78,489	597,096
Due from (to) related parties		(23,469)	-	(23,469)	52,872	-	52,872
		(213,606)	(1,087,962)	(1,301,568)	(1,051,431)	(7,545,271)	(8,596,702)

INVESTING ACTIVITIES
Mineral properties expenditures incurred	(e)	(1,087,962)	1,087,962	-	(7,545,271)	7,545,271	-
Purchase of equipment		(22,656)	-	(22,656)	(27,391)	-	(27,391)
Cash acquired on acquisition of Valley High Ventures Ltd., net of transaction costs		-	-	-	5,178,768	-	5,178,768
Advances from Valley High Ventures Ltd.		-	-	-	6,945,792	-	6,945,792
		(1,110,618)	1,087,962	(22,656)	4,551,898	7,545,271	12,097,169

FINANCING ACTIVITIES
Issue of capital stock for cash, net of issuance costs		141,678	-	141,678	14,329,176	-	14,329,176
		141,678	-	141,678	14,329,176	-	14,329,176

(Decrease) Increase in cash and cash equivalents		(1,182,546)	-	(1,182,546)	17,829,643	-	17,829,643

CASH AND CASH EQUIVALENTS, Beginning		2,020,948	-	2,020,948	2,020,948	-	2,020,948
Effect of exchange rate fluctuations on cash held		-	-	-	166	-	166
			-			-
CASH AND CASH EQUIVALENTS, Ending		838,402	-	838,402	$19,850,757	-	$19,850,757

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued) Notes on GAAP – IFRS Reconciliations

(a)
IAS 12 exempts the recognition of a deferred tax liability where a taxable temporary difference arises on a transaction which is not a business combination, and at the time of the transaction, affects neither accounting profit nor taxable profit/loss. Therefore the Future Income Tax Liability previously recognized under GAAP on the acquisition of Valley High Ventures on March 25, 2011, which was capitalized to mineral properties, is reversed to conform with IFRS.

(b)
IFRS 2 requires that, in respect of share-based awards with vesting conditions, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is recognized over the vesting period of the respective tranches. In contrast, the Company recognized share-based compensation on stock options granted prior to the transition date on the straight-line method under Canadian GAAP.

In addition, the implementation guidance of IFRS 2 recommends that the fair value of equity instruments issued to non-employees for services provided to the Company, where the fair value of the instruments cannot be directly determined by reference to the fair value of the services provided, should be measured over the period during which the services are rendered. Under Canadian GAAP, the Company measured the fair value of such equity instruments at each vesting and reporting date, rather than over the period of performance.

As noted earlier, the Company has elected to apply the exemption allowed by IFRS 1 with respect to equity instruments issued and vested prior to transition date. However, several adjustments were required for options not yet fully vested at April 1, 2010 and those options granted during the year ended March 31, 2011, in order to recognize share-based compensation arising thereon.

(c)
IAS 1 requires an entity to present, for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “contributed surplus” account and concluded that as at the April 1, 2010 transition date and the comparative dates of June 30, 2010 and March 31, 2011, part of the contributed surplus related to the fair value of options issued as share-based awards, and part to warrants issued under private placements.

Therefore, at April 1, 2010 the fair value attributable to options and warrants outstanding at that date was transferred from Contributed surplus to an “Equity settled share-based payment reserve” and  a “Reserve for warrants”, respectively. The remaining balance of contributed surplus, which reflected the fair value of options and warrants no longer outstanding, was transferred to Deficit, as permitted by IFRS 2. During the year ended March 31, 2011, several options and warrants expired or were forfeit/cancelled and therefore a further transfer of the fair value attributed to these instruments, was.

(d)
IAS 16 requires that depreciation of plant, property and equipment be disclosed. Previously, this expense was included within the “Office, occupancy and miscellaneous” expense on the face of the statement of operations. Under IFRS it will now be separately disclosed thereon.

LEVON RESOURCES LTD.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended June 30, 2011 and 2010
(Expressed in Canadian Dollars)
(Unaudited)

16.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

Notes on GAAP – IFRS Reconciliations (continued)

(e)
On transition to IFRS, the Company elected to change its accounting policy to expensing all exploration expenditures, so as to align itself with policies applied by other comparable companies at a similar stage in the mining industry.

17.	SUBSEQUENT EVENT

Subsequent to June 30, 2011, 160,000 stock options were exercised for gross proceeds of $22,000 and 766,720 warrants were exercised for gross proceeds of $766,720.